

21002407

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2020__ AND ENDING __12/31/2020__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AUSTIN ATLANTIC CAPITAL INC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ALHAMBRA PLAZA, SUITE 100

(No. and Street)

CORAL GABLES   **FL**   **33134**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AARON RODRIGUEZ   (305) 677-7534

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB GRAVIER, LLP

(Name – if individual, state last, first, middle name)

396 ALHAMBRA CIRCLE, SUITE 900	CORAL GABLES	FL	33134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AARON RODRIGUEZ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AUSTIN ATLANTIC CAPITAL INC. _____ , as

of DECEMBER 31 _____ , 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SILVIO LACAYO
Notary Public · State of Florida
Commission # GG 948343
My Comm. Expires Jan 16, 2024
Bonded through National Notary Assn.

_____
Signature

EVP & CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUSTIN ATLANTIC CAPITAL INC.
Miami, Florida
(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2020
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
SUPPLEMENTARY INFORMATION

AUSTIN ATLANTIC CAPITAL INC.

Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2020

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Austin Atlantic Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Austin Atlantic Capital, Inc. as of December 31st, 2020, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Austin Atlantic Capital, Inc. as of December 31st, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Austin Atlantic Capital, Inc.'s management. Our responsibility is to express an opinion on Austin Atlantic Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Austin Atlantic Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Austin Atlantic Capital, Inc.'s financial statements.

The supplemental information is the responsibility of Austin Atlantic Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of (HLB) International. A world-wide organization of accounting firms and business advisers

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3, are fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as Austin Atlantic Capital Inc's auditor since 2016.

Coral Gables, Florida

February 26, 2021

AUSTIN ATLANTIC CAPITAL INC.
Statement of Financial Condition
As of December 31, 2020

	2020
ASSETS	
Cash and cash equivalents	$273,977
Receivables:	
Mutual fund distribution fees	8,087
Other receivables	26,312
Prepaid expenses	2,206
Total assets	$ 310,582
LIABILITIES AND SHAREHOLDER'S EQUITY	
Due to Austin Atlantic Inc.	$50,720
Accrued expenses and account payables	10,287
Total liabilities	61,007
Shareholder's equity	
Common stock, $1 par value: 7,500 shares authorized,	
1,000 shares issued and outstanding	1,000
Additional paid-in capital	4,639,144
Accumulated deficit	(4,390,569)
Total Shareholder's equity	249,575
. Total liabilities and shareholder's equity	$ 310,582

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
Statement of Operations
For the year ended December 31, 2020

	2020
Revenues	
Mutual fund distribution fees	$100,684
Revenue shared from AAAMCO	301,469
Loan brokerage fees	161,824
Referral fees	145,754
Trailers and other revenues	79,900
	789,631
Less: waiver of mutual fund distribution fees	(3,736)
Net revenues	785,895
Expenses	
Compensation	441,884
Distribution and referral expenses	109,377
Occupancy	13,042
Telecommunications and data processing	13,029
Professional fees	74,603
Travel and entertainment	774
Regulatory expenses	27,835
Other expenses	7,920
Total expenses	688,464
Net Income	$ 97,431

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2020	$ 1,000	$ 4,764,144	$ (4,488,000)	$ 277,144
Distribution		(125,000)		(125,000)
Net Income			97,431	97,431
Balance at December 31, 2020	$ 1,000	$ 4,639,144	$ (4,390,569)	$ 249,575

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
Statement of Cash Flows
For the year ended December 31, 2020

	2020
Cash flows from operating activities	
Net Income	$ 97,431
Adjustments to reconcile net Income to net cash provided by operating activities:	
Changes in assets and liabilities	
Receivables	
Mutual fund distribution fees	445
Other receivables	(12,554)
Prepaid expenses	(2,206)
Payables	
Due to Austin Atlantic Inc.	4,453
Accrued expenses and account payables	(1,668)
Total adjustments	(11,530)
Net cash provided by operating activities	85,901
Cash flows from financing activities	
Distribution	(125,000)
Net cash used by financing activities	(125,000)
Net decrease in cash and cash equivalents	(39,099)
Cash and cash equivalents at beginning of year	313,076
Cash and cash equivalents at end of year	$ 273,977

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
Notes to the Financial Statements
For the year ended December 31, 2020

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Austin Atlantic Capital Inc. ("the Firm") is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Austin Atlantic Inc. ("AAI" or "Parent Company"). The firm operates as the distributor of various registered investment companies, including those managed and advised by an affiliate (Austin Atlantic Asset Management Company or "AAAMCO"), acts as agent for the purchase and sale of loans, and refers parties for financing agreements between them and AAAMCO.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable: Accounts receivable are generated in the normal course of business. The firm collects these receivables usually in less than 90 days. No allowance for loss is recorded as deemed unnecessary.

Revenue from Contracts with Customers: The Firm follows the Accounting Standards Update ("ASU") 606 on revenue recognition, which was issued by the Financial Accounting Standards Board ("FASB"). This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. Revenues are analyzed to determine whether the Firm is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the transactions with its customers.

The firm intermediates as agent for the purchase and sale of loans from and to its clients, activity for which it receives a placement or referral fee. Income is recognized once the transactions between the parties has closed satisfying the Firm's performance obligation.

The Firm distributes as agent mutual funds and earns a distribution fee or trailer as long as the customer maintains its purchased fund balances. Income is recognized for the periods for which such balances are held, which satisfies the Firm's performance obligation.

The Firm refers as agent funding sources to a customer (see Note 7) earning a referral fee. Income is recognized in the period when the funding sources are used, satisfying the Firm's performance obligation.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for interest bearing deposits in other financial institutions.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2020, the firm has concentration of credit risk with depository institutions of the United States in the form of a bank account with balance over the excess of the FDIC insured amount of $250,000. Management believes there is no significant risk of loss or counterparty risks on these balance.

Income Taxes: AAI is a subchapter S corporation and the firm is a wholly owned subsidiary of AAI. Therefore, the firm is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The firm is not taxed at the corporate level and as such records, no tax related assets, expenses, or liabilities.

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
Notes to the Financial Statements
For the year ended December 31, 2020

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2020 no such liabilities where recorded or threatened.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the firm are conducted in facilities and by some personnel shared with AAI and certain of its affiliates. As such, the firm can incur in fees to AAI for overhead and administrative expenses used by the firm in conducting its business activities. Such expenses allocated to the firm include actual expenses used by and paid on behalf of the firm as determined by AAI. At December 31, 2020, the payable to AAI for allocations and operating expenses amounted to $50,720 and the 2020 expenses allocated totaled approximately $570,764.

The firm maintains a bank account with an affiliated bank. At December 31, 2020, cash and cash equivalents at affiliated entities amounted to $11,228.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents can include liquid investments with short-term maturities. The Firm may maintain cash balances in financial institutions in excess of the insurance limits provided by the Federal Deposit Insurance Corporation.

NOTE 5 - MUTUAL FUND DISTRIBUTION FEES

The firm has distribution agreements with various registered investment companies. One of the Firm's distribution agreement is with the Asset Management Fund, Inc., an institutional mutual fund managed and advised by AAAMCO, provides that the firm receive payments based upon a percentage of each portfolio's average daily net assets. The firm voluntarily waived a portion of these fees for the year ended December 31, 2020, in the amount of $3,736, and its total fees earned for the same period were $100,684.

In addition, the firm entered into an agreement with AAAMCO to receive a share of AAAMCO revenues to cover some incentive pay for shared employees. At December 31, 2020, the revenue transfer totaled $301,469.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
Notes to the Financial Statements
For the year ended December 31, 2020

NOTE 6 – FAIR VALUE (Continued)

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2020 the Firm's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2020.

NOTE 7 – REVENUES CONCENTRATION

The firm has three main lines of business that account for majority of its revenues. One of these business lines (referral fees) rely on a single customer source, and as such would terminate if the customer relationship ends. In addition, the Company received shared revenues from AAAMCO (see Note 5), and such revenues can also terminate upon notice from the affiliate.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the firm is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $25,000. At December 31, 2020, the Firm's net capital was $212,970 while its required net capital was $25,000, and its ratio of aggregate indebtedness to net capital was 0.2865 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 9 - CORONAVIRUS

The outbreak of the novel coronavirus has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Firm, its performance, and its financial results. At this point, the extent to which the coronavirus may impact the Firm financial condition or results of operations in future periods is uncertain.

NOTE 10 – SUBSEQUENT EVENTS

In accordance with Accounting Standards Codification ("ASC") 855 the Firm has evaluated subsequent events and transactions for potential recognitions and/or disclosure through February 26, 2021, which is the date the financial statements were available to be issued, and determined that there were no significant items affecting the accompanying financial statements that required such recognition or disclosure.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION

AUSTIN ATLANTIC CAPITAL INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2020

Total Stockholder's equity	$ 249,575
Deductions and charges	
Cash balances deposited in CRD	1,996
Prepaid Fidelity Bond	210
Mutual fund distribution fees receivables	8,087
Receivables from non-customers and other assets	26,312
Total non-allowable assets	36,605
Net capital before haircuts on securities	212,970
Haircuts on securities	
Total haircuts on securities	0
Net capital	$ 212,970
Aggregate indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 61,007
Aggregate indebtedness to net capital	28.65%
Computation of basic net capital requirement	
Minimum net capital required	25,000
Net capital	$ 212,970
Excess net capital	$ 187,970
Excess net capital at 100% (net capital less	
120% of minimum dollar net capital requirement)	$ 182,970

There were no differences between the amounts presented above and the amounts presented in the firm's December 31, 2020 FOCUS Part II filings submitted on January 27, 2021.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Austin Atlantic Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Austin Atlantic Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Austin Atlantic Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) Austin Atlantic Capital, Inc. stated that Austin Atlantic Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Austin Atlantic Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Austin Atlantic Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

HLB Gravier, LLP
Coral Gables, Florida
February 26th, 2021

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of (HLB) International A world-wide organization of accounting firms and business advisers



AUSTIN ATLANTIC
CAPITAL, INC

Austin Atlantic Capital Inc. Exemption Report

Austin Atlantic Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

__Austin Atlantic Capital Inc.__
[Name of Company]

We, Rodger D. Shay Jr. (President) and Aaron Rodriguez (Chief Financial Officer), swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: President

By: _____
Title: Chief Financial Officer

February 26, 2021.



GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Austin Atlantic Capital, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Austin Atlantic Capital, Inc. and the SIPC, solely to assist you and SIPC in evaluating Austin Atlantic Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31st, 2020. Austin Atlantic Capital, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31st, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31st, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Austin Atlantic Capital, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31st, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of **HLB** International A world-wide organization of accounting firms and business advisers.

This report is intended solely for the information and use of Austin Atlantic Capital, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

February 26th, 2021

 **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 5049149 (Please retain this number for further inquiries regarding this form)
Submitted By: rodriguezan
Submitted Date: Mon Mar 01 10:59:39 EST 2021

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at
http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

Miami International Securities Exchange, LLC, MIAX Pearl, LLC

Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.

Name of Auditor*		PCAOB #*	
HLB GRAVIER, LLP		3676	

Auditor Address - Street*	City*	State*	Zip Code*
396 ALHAMBRA CIRCLE, SUITE 900	CORAL GABLES	FL	33134

Auditor Main Phone Number*

(305) 446-3022

Lead Audit Partner Name*

JOSE M. IGLESIAS

Lead Audit Partner Direct Phone Number*

(305) 446-3022

Lead Audit Partner Email Address*

jiglesias@hlbgravier.com

FYE: 2020-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

☑ Facing Page [Form X-17A-5 Part III]

☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]

☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]

☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]

☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]

☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]

☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]

☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])

☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]

☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

⊙ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

⌒ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

⌐Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

⌐For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

⌐For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* AACI Annual Report 2020.pdf 814357 bytes